Room 4561

February 23, 2006

Larry C. Boyd
Senior Vice President, Secretary and
	General Counsel
Ingram Micro Inc.
1600 E. St. Andrew Place
Santa Ana, CA  92705

	Re:	Ingram Micro Inc.
		Form 10-K For the Year Ended January 1, 2005
      Forms 10-Q For the Quarterly Periods Ended April 2, July 2
and
      October 1, 2005
		Forms 8-K Filed on April 28, July 28 and October 27,
2005
		File No. 001-12203

Dear Mr. Boyd,

      We have reviewed your responses to the comments raised in our letter dated December 30, 2005 and have the following comments.

      We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prior comment 1(b)

1. Refer to the table provided in your response to prior comment 1(b). With regard to the allowance for doubtful accounts, please explain your policies for recording expense and deductions to this account and the timing of write-offs of uncollectible accounts. With regard to the allowance for sales returns, we note that cumulative deductions in the three years presented are significantly less than the beginning balance reflected for 2002. Tell us the time period during which customers may make returns and provide a summary of the components of the reserve including when the original sales return reserve was first established and the justification for continuing to carrying that balance.



2. Also with regard to the allowance for sales returns, we note that historically your deductions (actual returns) significantly exceed charges (estimated returns). Tell us how you have considered this trend in determining that you are able to reasonably estimate returns in accordance with SFAS 48.

      You may contact Tamara Tangen at (202) 551-3443 if you have any questions regarding our comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

								Sincerely,



								Stephen G. Krikorian
      							Branch Chief - Accounting


Larry C. Boyd
Ingram Micro Inc.
February 23, 2006
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